Exhibit 3.3

ARTICLES OF AMENDMENT TO
LAL VENTURES CORP.

THE UNDERSIGNED, being the president of LAL Ventures Corp., does hereby amend the Articles of Incorporation of LAL Ventures Corp. as follows:

ARTICLE I

The name of the Corporation shall be cyberoad.com Corporation.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on April 28, 1999 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on April 28, 1999.

/s/ John Coffey

John Coffey, President

The foregoing instrument was acknowledged before me on April 28, 1999 by John Coffey, who is personally known to me.

/s/ Jose L. Ocampo Rojas
Notary Public